UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of APRIL 2007.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date:  April 16, 2007                      /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO

                             TUMI RESOURCES LIMITED
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 699-0202 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

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NEWS RELEASE                                                      APRIL 16, 2007

         TUMI INTERSECTS 24.4M GRADING 6.4 G/T GOLD AND 1,629 G/T SILVER
                              AT LA TRINI, MEXICO

VANCOUVER, CANADA. TUMI RESOURCES LIMITED ("TUMI" AND/OR "THE COMPANY") (TSXV-TM; OTCBB - TUMIF; FRANKFURT - TUY). David Henstridge, President of Tumi, reports that reverse-circulation drill-hole TRCC 32 drilled to a depth of 186m, intercepted 24.4m grading 6.4 g/t gold and 1,629 g/t silver from a depth of 130m below surface. See Table 1 on page 3 for all drill results.

Since 2005, the Company has been advancing the development of its 100%-owned La Trini silver-gold project in Jalisco, Mexico. To date, the Company has drilled 35 reverse-circulation drill holes totalling 4,112m in two drill campaigns. The Company's phase-two drill program has been focused on better defining the mineralized core zone and establishing where future detailed drilling should occur.

Said Mr. Henstridge: "The results from TRCC 32 are significant and have identified an area where we will be focusing our future work program. As part of the phase-two drill program a number of step-out holes were drilled up to 900m west and 600m east from the mineralized core zone to test the extensions of the rhyolite host rock, but these drill holes did not intersect any significant mineralization. Drill-hole 32 is located 150m north of the limits of the old underground workings within the core area, and mineralization intersected may represent a newly discovered bonanza zone."

Drilling, coupled with the surface and underground sampling programs in and adjacent to the main target area, has defined a 400m-long northerly trending mineralized zone. The zone is 200m wide and remains open down-dip to the north. Within this zone there appears to be a higher grade corridor along the eastern edge, possibly adjacent to a major fault zone. Selected intervals from both drill programs within the higher grade zone include TRRC 6 (18.3m at 3.1 g/t Au and 150 g/t Ag), TRRC 9 (6.1m at 1.1 g/t Au and 201 g/t Ag), TRRC 10 (10.1m at
1.6 g/t Au and 130 g/t  Ag),  TRRC 11 (5.1m at 5 g/t Au and 184 g/t Ag) and TRRC
32. The table of all drill intercepts from both drill programs in the mineralized core zone along with a drawing showing the drill-hole locations and extent of the zone also appear on the Company's website, www.tumiresources.com under Projects/La Trini.

Mr. Henstridge added: "The results from TRRC 32 have identified an exploration target which requires immediate further drill testing. We are planning a phase-three program of closely spaced drilling to define the size and orientation of this high-grade zone further and to define the extent of the main zone. We will schedule this program after a short break at the end of the Company's Phoenix drill program currently underway in Sonora."

Grab sample checks of the high-grade intervals from the stored drill samples have returned comparable results, and polished sections made from two of the samples has identified argentite (silver sulphide) grains, locally rimmed with native silver, jalpaita (a silver-copper sulphide) and native gold. It should be noted that due to the nature of RC drilling and the lack of nearby data, geological interpretation of the extent and true thickness of mineralized drill intercepts remains uncertain.

The qualified person for Tumi's projects, David Henstridge, a Fellow of the Australian Institute of Mining and Metallurgy and a Member of the Australian Institute of Geoscientists, has visited the Company's projects in Mexico and has verified the contents of this news release.


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Tumi Resoruces Limited
News Release
Page 2

QUALITY CONTROL: RC drill samples were collected on 2.03m intervals. Each sample was split on site using a Jones splitter and stored for later use. The site geologist subsequently selected the intervals to be sampled, and the entire interval was run through the Jones splitter twice more to aid homogenization. One-half of this interval was split further to a nominal 5 kg size and sent to Sonora Sample Preparation, S.A. de C.V. in Hermosillo where the samples were crushed and pulverized prior to shipment to IPL Laboratories in Vancouver, B.C., Canada. The rejects from all sample intervals split on site were saved. The Company has continued a program of inserting a sample standard and a blank as a means of checking on laboratory analytical reproducibility. Results from the quality control program are within acceptable limits of variability. Silver analyses performed by IPL Laboratories were determined using the ICP analytical method; all results that yielded greater than 100 ppm Ag were re-analyzed using a gravimetric finish. These are the results reported. Gold was determined by the fire assay-atomic absorption finish method. An independent qualified geologist, John Nebocat, P. Eng., visited the drill site to both observe the drilling and sampling procedures.


On behalf of the Board,                     COMPANY CONTACT:
                                            Mariana Bermudez at (604) 699-0202
/s/ David Henstridge                        or email: mbermudez@chasemgt.com
-----------------------                     website: www.tumiresources.com
David Henstridge,
President & CEO                             INVESTOR INFORMATION CONTACT:
                                            Mining Interactive
                                            Nick L. Nicolaas at (604) 657-4058
                                            or email: nick@mininginteractive.com


FORWARD LOOKING STATEMENTS This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Neither the TSX Venture Exchange nor the Frankfurt Deutsche Borse have reviewed the information contained herein, and, therefore, do not accept responsibility for the adequacy or the accuracy of this release.

Tumi Resoruces Limited
News Release
Page 3


           TABLE 1: LA TRINI RESULTS FROM PHASE 1 AND 2 DRILL PROGRAMS

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 HOLE          SECTION       FROM         TO        METRES       GOLD     SILVER
NUMBER                        (M)         (M)                    (G/T)     (G/T)
--------------------------------------------------------------------------------

TRRC-02         4900E        22.4        26.4         4.0         1.5        102
--------------------------------------------------------------------------------
TRRC-03         4950E        22.4        28.5         6.1         0.1         74
                             32.5        36.6         4.1         3.7        215
--------------------------------------------------------------------------------
TRRC-04         4950E         4.1        18.3        14.2         0.1        108
--------------------------------------------------------------------------------
TRRC-05         4950E        50.8        57.0         6.2         2.0         54
                            109.8       113.8         4.0         0.1         90
--------------------------------------------------------------------------------
TRRC-06         5000E         8.1        26.4        18.3         3.1        150
--------------------------------------------------------------------------------
TRRC-07         5000E        26.4        36.6        10.2         1.1         78
                             61.0        65.0         4.0         0.2         45
--------------------------------------------------------------------------------
TRRC-08         5000E        50.8        56.9         6.1         0.2         53
                             63.0        67.1         4.1         0.4         43
                             75.2        81.3         6.1         0.3         69
--------------------------------------------------------------------------------
TRRC-09         5050E        18.3        24.4         6.1         1.1        201
                             26.4        36.6        10.2         0.3         72
--------------------------------------------------------------------------------
TRRC-10         5050E        32.5        71.1        38.6         0.7         66
  including                  40.7        50.8        10.1         1.6        139
--------------------------------------------------------------------------------
TRRC-11         5050E        71.0        77.2         6.2         1.6         92
                             84.3        89.4         5.1         5.0        184
                             91.5        97.6         6.1         0.4         87
--------------------------------------------------------------------------------
TRRC-12         5100E        20.3        22.4         2.1         1.7        463
                             30.5        38.6         8.1         0.3         58
                             44.7        48.8         4.1         0.8         69
                             50.8        54.9         4.1         0.1         36
--------------------------------------------------------------------------------
TRRC-13         5100E        52.8        61.0         8.2         0.2         46
                             73.2        77.2         4.0         0.1        102
--------------------------------------------------------------------------------
TRRC-14         5100E        48.8        50.8         2.0         0.4        134
--------------------------------------------------------------------------------
TRRC-15         5100E        69.1        71.1         2.0         0.5         70
                             91.5        97.6         6.1         1.0        198
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TRRC-25         5050E       150.4       158.5         8.1         0.3         87
--------------------------------------------------------------------------------
TRRC-26         5250E         8.1        10.2         2.1         0.2         65
                            121.9       124.0         2.1         0.2        114
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TRRC-31         5200E        91.4        93.5         2.1         --          59
                            160.5       162.6         2.1         --          44
--------------------------------------------------------------------------------
TRRC-32         5050E       130.0       154.4        24.4         6.4      1,629
  including                 132.1       144.3        12.2        12.1      3,188
                            158.5       160.5         2.0         0.9        188
--------------------------------------------------------------------------------
TRRC-33         4950E        71.1        79.2         8.1         0.1        113
                             87.4        89.4         2.0         0.2         59
                             93.5        95.5         2.0         0.04        67
                            103.6       105.7         2.1         0.02        33
--------------------------------------------------------------------------------
TRRC-34         4950E       152.4       158.5         6.1         0.1         59
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